[GERDAU AMERISTEEL LOGO]

Filer: Gerdau AmeriSteel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AmeriSteel Corporation

Commission File No. 001-05210

GERDAU AMERISTEEL Announces 2002 Results

TORONTO, ON, January 29, 2003 — Gerdau Ameristeel Corporation (TSX: GNA.TO) today reported pro forma net income of $8.5 million, or $.04 per share for the fourth quarter of 2002, and $33.1 million, or $.15 per share for the year ended December 31, 2002. Pro forma EBITDA for the quarter was $39.6 million and $175.4 million for the year. Included in pro forma net income and EBITDA are non- recurring pretax cash gains of $6.1 million and $9.1 million for the quarter and full year periods, respectively. All figures are in US dollars and Canadian GAAP. Pro forma income and EBITDA are reconciled to actual income in the chart below.

On October 23, 2002, Gerdau S.A. (NYSE: GGB) merged its North American operations (Gerdau Canada and AmeriSteel Corporation, or “Gerdau North America”) with Co-Steel Inc. to form Gerdau Ameristeel Corporation. Actual Canadian GAAP results were net income of $3.5 million on net sales of $338.4 million for the quarter ended December 31, 2002, or $.01 per share basic and fully diluted, and net income of $11.1 million on net sales of $1,036.1 million for the year ended December 31, 2002, or $.04 per share basic and fully diluted. These actual results reflect full year operations for Gerdau North America, the predecessor company for accounting purposes, with the former Co-Steel results added for the period October 23 through December 31, the period since the combination. The pro forma financials are presented as if the minority shares in a subsidiary, AmeriSteel, have been exchanged for approximately 13 million newly issued shares of Gerdau AmeriSteel as contemplated in the original merger agreement. However, this exchange has yet to be completed. Gerdau Ameristeel believes that the pro forma results, which reflect a full year of Co-Steel operations, adjusted for the impact of purchase price allocations and resulting acquisition accounting entries, are a more informative disclosure on the combined operations.

The following table summarizes the combined pro forma results of Gerdau Ameristeel, for the quarter and full year periods ended December 31, 2002. The information has been prepared as if the combination had taken place at the beginning of each period. These pro forma results for Gerdau Ameristeel differ from the pro forma results previously reported for the three and nine month periods ended September 30, 2002 due to updated assumptions in the purchase price allocation.

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

	Period Ending December 31, 2002

	Quarter	Full Year

	Pro Forma	Pro Forma
Shipments Tons (000s)
Mill Finished Steel	1,020	4,497
Fabricated Steel Products	142	656
Income Statement US$(000s except EPS)
Net Sales	$390,816	$1,676,176
Operating Profit	17,186	86,086
Net Income	8,453	33,131
EBITDA	39,619	175,408
EPS — Basic	.04	.16
EPS — Diluted	.04	.15
Balance Sheet US$(000s)
Net Working Capital		$295,321
Cash		16,361
Debt		517,710
Book Value		626,112
Market Capitalization (based on US$1.46 per share)		289,291

Notes:	Net Working Capital excludes cash and debt.
Debt excludes Convertible Debentures of $79.1 million.
EBITDA includes a non-recurring cash gain of $6.1 million from an insurance settlement in the fourth quarter.
EBITDA for prior quarters includes non-recurring cash gains totaling $3.1 million, primarily from electrode settlements, and excludes a non-recurring, non-cash charge of $5.8 million relating to an investment writedown.

The following table reconciles actual net income to pro forma net income, and pro forma net income to pro forma EBITDA for the quarter and annual periods:

	Period Ending December 31, 2002

US$(000s)	Quarter	Full Year

Net Income, actual	$3,527	$11,132
Adjust Co-Steel for pre-acquisition period to October 23, 2002*	4,362	5,699
Adjust to reflect income impact of Co-Steel purchase price allocations	287	3,731
Adjust interest for debt converted to equity	—	10,862
Adjust for minority interest	277	1,707

Net Income, pro forma	8,453	33,131
Interest and foreign exchange	6,361	38,833
Income taxes	2,079	7,170
Depreciation and amortization	22,726	90,494
Non-cash write-down of investment	—	5,780

EBITDA, pro forma	$39,619	$175,408

*	Includes pre-acquisition tax refund of $1.9 million received in the fourth quarter but accounted for as a pre- acquisition receivable.

Phillip Casey, President and CEO of Gerdau Ameristeel, commented:

“Following the October 23rd merger of Gerdau’s North American operations with Co-Steel to form Gerdau AmeriSteel, we are pleased with integration efforts thus far, particularly in light of industry and market conditions that are as difficult as we have experienced for many years. The section 201 trade safeguard tariffs have not generated any material change in the domestic supply/demand balance or the market pricing of long steel products. The decline in domestic economic activity and related steel demand has paralleled the reduction in the supply of imported long steel products. The sharp increase in the domestic pricing and production of flat steel products in 2002 has created inflationary pressures on scrap raw material. This compounded market impact has resulted in further erosion in the metal spread between long product prices and scrap raw material costs. Recent increases in scrap raw material costs have compressed spreads for our bar steel products to historical lows. We expect some near term margin relief with an industry wide announcement of a $15/ton price increase on all rebar and merchant bar products effective in mid- February.

The integration of the Co-Steel assets is progressing on schedule. The integration of the corporate cultures has advanced rapidly with both employee teams demonstrating enthusiastic and positive attitudes about the future prospects for the combined entity. The combination of the marketing and sales resources is essentially complete and customer acceptance of the merger has been overwhelmingly positive. We are also rationalizing the product mix and mill production schedules for each location and are establishing the logistical distribution patterns that offer the most economical freight costs for each customer and product. Our original expectation and six-month timetable for integration of the cultural aspects, organizational leadership, marketing initiatives, and administrative infrastructure continues to appear reasonable.”

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its year end conference call on Thursday, February 6, 2003 at 11:00 a.m. EST to discuss the fourth quarter and full year results. The call will be hosted by Phillip Casey, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our website at www.gerdauameristeel.com. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau Ameristeel services long product and flat rolled customers throughout the eastern half of North America. Gerdau Ameristeel’s mini-mills are vertically integrated with 13 scrap recycling facilities, and 27 downstream businesses that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. Gerdau Ameristeel has approximately 185 million common shares outstanding (with an additional 13 million shares expected to be issued to AmeriSteel’s minority shareholders as disclosed in the management information circular for Co-Steel relating to the merger), and the shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com

Gerdau Ameristeel’s financial results are presented in accordance with Canadian GAAP. However, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. For 2002, it includes non-recurring cash gains and losses, and excludes non-recurring non-cash items. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the company’s performance or to cash flows from operations as a measure of liquidity and cash flows. The company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

The pro forma statements present combined pro forma financial information for Co- Steel and the North American operations of Gerdau S.A. as if they were combined at the beginning of the periods indicated and at December 31, 2002 as adjusted for the pro forma effects of the combination and related transactions. Assumptions have been made in preparing these statements, and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results and financial position of Gerdau Ameristeel would have been had the combination of Co-Steel and Gerdau S.A.’s North American operations actually taken place at the beginning of the periods indicated or on December 31, 2002. In addition, these statements do not purport to project the company’s results of operations for any future periods or its financial position at any future date.

For more information please contact:

Phillip E. Casey President & CEO Gerdau Ameristeel (813) 207-2225 pcasey@gerdauameristeel.com	Tom J. Landa Vice President and Chief Financial Officer Gerdau Ameristeel (813) 207-2300 tlanda@gerdauameristeel.com

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GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(US$ in thousands)

	PROFORMA

	Three Months Ended	Year Ended
	December 31, 2002	December 31, 2002
NET SALES	$390,816	$1,676,176
Operating Expenses: Cost of sales	338,741	1,429,094
Selling and administrative	18,535	80,741
Depreciation	22,433	89,322
Other operating income	(6,079)	(9,067)

	373,630	1,590,090
INCOME FROM OPERATIONS	17,186	86,086

OTHER EXPENSES Interest	6,517	39,039
Amortization of deferred financing costs	293	1,172
Foreign exchange gains	(156)	(206)
Write-down portfolio investment	—	5,780

INCOME BEFORE INCOME TAXES	10,532	40,301

INCOME TAX (BENEFIT) EXPENSE	2,079	7,170

NET INCOME (LOSS)	$8,453	$33,131

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GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(US$ in thousands)

PROFORMA
December 31, 2002

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$16,360
Accounts receivable, net	172,745
Inventories	351,400
Deferred tax assets and recoverable taxes	11,417
Other current assets	3,466
TOTAL CURRENT ASSETS	555,388
PROPERTY, PLANT AND EQUIPMENT
Fixed assets at cost	1,153,637
Less accumulated depreciation	(255,009)
NET PROPERTY, PLANT AND EQUIPMENT	898,628
GOODWILL	114,374
DEFERRED FINANCING COSTS	2,514
OTHER ASSETS
Intangible pension assets	1,631
Other assets	645
TOTAL ASSETS	$1,573,180
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable & accruals	$217,261
Other current liabilities	26,446
Bank indebtedness	23,379
Current maturities of long-term borrowings	83,549
TOTAL CURRENT LIABILITIES	350,635
LONG-TERM BORROWINGS, LESS CURRENT PORTION	410,782
OTHER LIABILITIES	103,404
DEFERRED TAX LIABILITIES	82,247
SHAREHOLDERS’ EQUITY
Invested capital	546,849
Convertible debentures	79,134
Cumulative foreign currency	129
626,112
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,573,180

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GERDAU AMERISTEEL & SUBSIDIARIES
SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION
US$

	Proforma		Proforma
	Quarter Ended		Year-to-Date
	December 31, 2002		December 31, 2002

Gerdau Ameristeel	Tons	%	Tons	%

Total Finished Steel Shipments	1,162,574		5,152,530
Rebar	295,926	25.5%	1,275,267	24.8%
Merchant/Structural/Specials	419,719	36.1%	1,859,020	36.1%
Rod	140,015	12.0%	652,869	12.7%
Flat Rolled	164,748	14.2%	709,835	13.8%
Fabricated Steel	142,166	12.2%	655,539	12.7%

	Tons	$/Ton	Tons	$/Ton

Weighted Average Selling Price US$/Ton
Mill External Shipments		$296.64		$282.71
Fabricated Steel Shipments		$426.81		$433.28
Scrap charged — US$/Ton		$93.81		$89.27
Metals Spread — US$/Ton
Mill External Shipments		$202.83		$193.44
Production — Melt Shop	1,250,304		5,469,532
Production — Rolling Mill	1,195,335		5,147,867

	US$ MM	$/Ton	US$ MM	$/Ton

EBITDA	$39.6		$175.4
US$/Ton Finished Steel		$34		$34
Operating Income	$17.2		$86.1
US$/Ton Finished Steel		$15		$17
Interest Expense	$6.5		$39.0
US$/Ton Finished Steel		$6		$8
Capital Expenditures	$11.0		$44.7
Total Shares Outstanding			198,092,154

Security holders are advised to read the Registration Statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, and any other relevant documents filed with the SEC by Gerdau AmeriSteel because the documents will contain important information. The Registration Statement/prospectus has been filed with the SEC by Gerdau AmeriSteel. Investors and security holders may obtain a free copy of the Registration Statement/prospectus (when available) and any other document filed with the SEC by Gerdau AmeriSteel at the SEC’s web site at www.sec.gov. The Registration statement/prospectus and such other documents may also be obtained from Gerdau AmeriSteel by making a request to Gerdau AmeriSteel’s offices at 5100 W. Lemon Street, Tampa, Florida 33609, Attention: George Beck, Telephone: (813)286-8383.